October 24, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Attention:     Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Xenetic Biosciences, Inc. Registration Statement on Form S-1 (File No. 333-211249)
Acceleration Request Requested Date: October 26, 2016 Requested Time: 4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-211249) (the “Registration Statement”) of Xenetic Biosciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Daylight Time, on October 26, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Taft Stettinius & Hollister LLP, by calling Mitchell D. Goldsmith at (312) 836-4006.

Thank you for your assistance in this matter.

Very truly yours,

Xenetic Biosciences, Inc.

By:	/s/ M. Scott Maguire
Michael Scott Maguire
Chief Executive Officer

cc:	David Strupp	Ladenburg Thalmann & Co. Inc.
	Michael Maline	Goodwin Procter LLP
	Mitchell D. Goldsmith	Taft Stettinius & Hollister
	Jeremy Stonehill	Taft Stettinius & Hollister